UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

July 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person D. E. Shaw Laminar Portfolios, L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 165,347,482
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 165,347,482
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 165,347,482
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 77.3%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 213,876,408 shares of Common Stock and includes the sum of (i) 192,074,710 outstanding shares as of June 29, 2008, (ii) 3,169,230 Delayed Delivery Shares, as described herein, and (iii) 18,632,468 shares issuable to D. E. Shaw Laminar Portfolios, L.L.C. as a result of the conversion of the Series D Preferred Stock described herein.

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.P.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 165,546,704
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 165,546,704
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 165,546,704
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 77.4%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 213,877,400 shares of Common Stock and includes the sum of (i) 192,074,710 outstanding shares as of June 29, 2008, (ii) 3,169,230 Delayed Delivery Shares, as described herein, (iii) 18,632,468 shares issuable to D. E. Shaw Laminar Portfolios, L.L.C. as a result of the conversion of the Series D Preferred Stock described herein, and (iv) 992 shares of Common Stock that D. E. Shaw & Co., L.P. has the right to acquire upon the exercise of vested stock options.

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 165,347,482
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 165,347,482
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 165,347,482
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 77.3%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 213,876,408 shares of Common Stock and includes the sum of (i) 192,074,710 outstanding shares as of June 29, 2008, (ii) 3,169,230 Delayed Delivery Shares, as described herein, and (iii) 18,632,468 shares issuable to D. E. Shaw Laminar Portfolios, L.L.C. as a result of the conversion of the Series D Preferred Stock described herein.

CUSIP No. 344123203		Page 4 of 4
	1	Name of Reporting Person David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 165,546,704
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 165,546,704
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 165,546,704
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 77.4%(1)
	14	Type of Reporting Person (See Instructions) IN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 213,877,400 shares of Common Stock and includes the sum of (i) 192,074,710 outstanding shares as of June 29, 2008, (ii) 3,169,230 Delayed Delivery Shares, as described herein, (iii) 18,632,468 shares issuable to D. E. Shaw Laminar Portfolios, L.L.C. as a result of the conversion of the Series D Preferred Stock described herein, and (iv) 992 shares of Common Stock that D. E. Shaw & Co., L.P. has the right to acquire upon the exercise of vested stock options.

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, Amendment No. 6 to Schedule 13D, dated as of February 20, 2008, Amendment No. 7 to Schedule 13D, dated as of April 4, 2008, Amendment No. 8 to Schedule 13D, dated as of April 23, 2008, Amendment No. 9 to Schedule 13D, dated as of May 19, 2008, Amendment No. 10 to Schedule 13D, dated as of June 20, 2008, and Amendment No. 11 to Schedule 13D, dated as of June 24, 2008 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This Amendment No. 12 is being filed to report that on July 24, 2008 D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) delivered a notice, effective as of July 30, 2008 (the “Conversion Date”), to Foamex International Inc. (the “Company”) to convert its shares of the Company’s Series D Preferred Stock (the “Series D Preferred Stock”) into shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”).

The Reporting Persons may be deemed to be members of a group with Goldman, Sachs & Co. (“Goldman Sachs”) and Sigma Capital Associates, LLC (“Sigma” and, together with Laminar and Goldman Sachs, the “Significant Equityholders”) within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of the Company. However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of Common Stock beneficially owned by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring 18,632,468 shares of Common Stock, Laminar surrendered to the Company 9,661.9515 shares of Series D Preferred Stock, with an aggregate accrued liquidation preference of $9,782,045.69 as of the Conversion Date. Laminar did not pay cash in connection with this acquisition of Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby replaced as follows:

(a), (b) Based on information provided by the Company, there were 192,074,710 shares of Common Stock outstanding as of June 29, 2008. As described in Amendment No. 11 to the Schedule 13D, the Company will issue an aggregate 3,169,230 shares of Common Stock (the “Delayed Delivery Shares”) to Laminar, Sigma, CGDO, LLC (as agent on behalf of Chilton Global Distressed Opportunities Master Fund, L.P.) ("CGDO") and Q Funding III L.P. ("Q Funding") upon the earlier of (i) the closing of the rights offering that the Company is conducting and (ii) March 31, 2009.

The Reporting Persons may be deemed to be members of a group with Sigma, CGDO and Q Funding within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of the Company. However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with Sigma, CGDO and Q Funding, and (ii) any beneficial ownership of securities held by any person or entity (including Sigma, CGDO and Q Funding) other than the shares of Common Stock beneficially owned by the Reporting Persons.

The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of (i) 165,347,482 shares of Common Stock owned by Laminar (which number includes the 18,632,468 shares of Common Stock issuable to Laminar as a result of the conversion of the Series D Preferred Stock described herein), (ii) 198,230 shares of Common Stock owned by DESCO LP and (iii) 992 shares of Common Stock that DESCO LP has the right to acquire upon the exercise of vested stock options.

Using the sum of (i) the number of outstanding shares of Common Stock provided by the Company, (ii) the number of Delayed Delivery Shares and (iii) the number of shares of Common Stock issuable to Laminar as a result of the conversion of the Series D Preferred Stock described herein, which sum is equal to 213,876,408 (the “Laminar Total Share Count”), the 165,347,482 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 77.3% of the Laminar Total Share Count.

Using the sum of (i) the Laminar Total Share Count and (ii) the number of shares of Common Stock that DESCO LP has the right to acquire upon the exercise of vested stock options, which sum is equal to 213,877,400 (the “DESCO LP Total Share Count”), the 199,222 shares of Common Stock beneficially owned by DESCO LP or issuable to DESCO LP upon the exercise of vested stock options (the “DESCO LP Shares,” and together with the Laminar Shares, the “Subject Shares”) represent approximately 0.1% of the DESCO LP Total Share Count, and the 165,546,704 Subject Shares represent approximately 77.4% of the DESCO LP Total Share Count.

Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares and DESCO LP will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESCO LP Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Company directly and each such entity disclaims beneficial ownership of the Subject Shares. DESCO LP does not own any of the Laminar Shares directly and disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

(c) As described in Item 6 below, on July 24, 2008 Laminar delivered a notice, effective as of the Conversion Date, to the Company to convert 9,661.9515 shares of Series D Preferred Stock, with an aggregate accrued liquidation preference of $9,782,045.69 as of the Conversion Date, into 18,632,468 shares of Common Stock at a price of $0.5250 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

As previously reported in Amendment No. 8 to the Schedule 13D, on April 22, 2008 Laminar purchased 9,661.9515 shares of Series D Preferred Stock from the Company.

On July 24, 2008 Laminar delivered a notice, effective as of the Conversion Date, to the Company to convert the 9,661.9515 shares of Series D Preferred Stock, with an aggregate accrued liquidation preference of $9,782,045.69 as of the Conversion Date, into Common Stock at a price of $0.5250 per share of Common Stock, which will result in the issuance to Laminar of 18,632,468 shares of Common Stock on the Conversion Date.

Pursuant to the terms of the Series D Preferred Stock, the conversion price equaled the average trading price of the Common Stock for the 30-trading-day period ending on the fifth trading day immediately preceding the Conversion Date.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone, and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: July 28, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw